Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: JPMorgan Chase & Co.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities

Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

JPMorgan Chase & Co. [NYSE:JPM]: Due to the Company’s Failure to Align its Activities to Limiting Warming to 1.5°C Pathways, Set Interim Targets that Include Absolute Financed Emissions Reductions, and Disclose and Measure the Climate Impact of its Financed Emissions through the Partnership for Carbon Accounting Financials:

●	Vote AGAINST Linda B. Bammann Chair of the Risk Committee (Item 1a), and

●	Vote AGAINST James S. Crown Chair of the Public Responsibility Committee (Item 1d).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

JPMorgan Chase & Co. (JPMorgan) was the largest provider of finance to fossil fuel projects and companies overall between 2016-2021, according to the Rainforest Action Network (RAN).1 Furthermore, during the same time period JPMorgan provided the most financing for companies expanding fossil fuels,2 making the bank a significant contributor to the production of oil and gas that can not be burned if global warming is to be limited to 1.5°C.

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas, utility, and automotive manufacturing industries, financial services companies have a crucial role to play in decarbonizing those and other sectors.

The failure to set ambitious decarbonization targets in line with 1.5°C pathways and align companies’ business plans and disclosure to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At the level of the Board, JPMorgan’s Public Responsibility Committee and Risk Committee share oversight of the firm’s positions and practices on sustainability and climate-related risks, according to the company’s 2022 proxy statement. 3

Target setting

Net zero commitment by no later than 2050 for financed emissions	✓
Robust interim targets that reduce the absolute impact of financed emissions, pursuant to a net zero financed emissions target	—

In October 2021, JPMorgan made a net zero commitment when the company announced its support for the goals of the Net-Zero Banking Alliance, stating the company’s participation “reflects [its] ambition for greater climate action globally, the sharing of best practices, and a collaborative approach between the public and private sectors to address climate change.”4 Though JPMorgan has committed to accelerating the low-carbon energy transition by working directly with clients in carbon-intensive industries, the company’s 2030 interim targets covering the oil and gas, electric power, and automotive manufacturing sectors, are intensity-only targets, allowing for the company’s absolute financed emissions in those sectors to grow.5

Fossil fuel financing policies

Robust near-term exclusion policies for fossil fuel-intensive projects and companies, in particular, Arctic and tar sands oil and gas, and coal mining and power production	X
Commit to eliminate financing for the expansion of fossil fuel production and consumption in line with the IEA Net Zero Scenario	X

BankTrack classifies JPMorgan as a “laggard” based on its assessment of the company’s fossil fuel policies and the company received the lowest overall score on fossil fuel financing policies from BankTrack among the U.S. systemically important financial institutions (SIFIs).6 While JPMorgan’s fossil fuel financing policies exclude new Arctic oil and gas projects, they do not exclude tar sands oil projects or companies, and they have no other limits on companies expanding oil and gas production beyond enhanced due diligence.7 JPMorgan financing policies exclude project financing to develop new coal-fired power plants, or refinance existing power plants. However, JPMorgan does not have prohibitions on company-level financing beyond mining companies with majority coal revenues and JPMorgan will consider coal fired power plants utilizing carbon capture and sequestration technology on a case-by-case basis.8

Disclosure and measurement

Disclose and measure climate impact and financed emissions through a rigorous and accepted framework, for example the Partnership for Carbon Accounting Financials	X

JPMorgan has not committed to disclose and measure the climate impact of its financed emissions through the Partnership for Carbon Accounting Financials (PCAF).9 JPMorgan has disclosed the baseline emissions intensity for its oil and gas, electric power, and auto manufacturing portfolios.10 However, the company does not disclose absolute financed emissions for its portfolio, listing only the company’s operational scope 3 emissions related to business travel.11

Conclusion: JPMorgan Chase & Co. has failed to align its activities to limiting warming to 1.5°C pathways, establish interim targets that include absolute reductions in financed emissions, and disclose and measure the climate impact of its financed emissions through PCAF. Therefore, we recommend that shareholders vote AGAINST Chair of the Risk Committee Linda B. Bammann (Item 1a) and vote AGAINST Chair of the Public Responsibility Committee James S. Crown (Item 1d) at the company’s annual meeting on May 17, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.12 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.13 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.14

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.15

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Financial services

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas, utility, and automotive manufacturing industries, financial services companies have a crucial role to play in decarbonizing those and other sectors.

Target Setting

The first step for any U.S. bank in aligning its activities to limiting warming to 1.5°C is committing to reducing its scope 3 financed emissions to net zero by 2050 at the latest. Many banks have also begun setting interim targets,16 and establishing short- and medium-term milestones. Such plans should include absolute reductions in financed emissions, rather than intensity-based targets, and cover key sectors such as energy.

●	Science-Based Targets Initiative,[17] Companies list[18] and Sector Guidance[19]

●	CDP (formerly known as Carbon Disclosure Project),[20] search company survey responses[21]

●	Rainforest Action Network, Banking on Climate Chaos[22]

●	BankTrack, Bank Net Zero Commitments[23]

Fossil Fuel Financing Policies

Bank exclusion policies for fossil fuel expansion remain the most direct indicator for whether banks are taking the near-term steps necessary to realign their financing activities with a 1.5°C world. Financing for any continued expansion of coal power and coal mining must cease, both for new projects and the companies behind those projects, and coal financing must be rapidly phased out between now and 2030. Arctic and oil sands extraction is inconsistent with limiting warming to 1.5°C, economically marginal due to elevated production costs, and fraught with additional environmental and human rights risks; best practice among global banks restricts financing in these areas.24 In order to be aligned with the IEA Net Zero Scenario,25 banks must begin to establish policies that eliminate financing for the expansion of fossil fuel production and consumption in line with that scenario.

Key data sources:

●	Rainforest Action Network, Banking on Climate Chaos[26]

●	BankTrack, Banks and Fossil Fuel Financing[27]

Disclosure and Measurement

Given the challenges in appropriately measuring and disclosing the full scope of banks’ financed emissions, banks must move immediately to put in place a process for measuring and disclosing climate impact. A key indicator of any bank’s commitment to doing so is whether it has joined the Partnership for Carbon Accounting Framework (PCAF),28 the leading international effort to develop and standardize robust greenhouse gas emissions accounting standards for financial institutions. Membership in PCAF29 requires a financial institution to measure and disclose greenhouse gas emissions associated with its loans and investments within three years, using standardized accounting methodologies, to enable alignment with the Paris Agreement.

Key Data Sources:

●	Partnership for Carbon Accounting Framework signatories[30]

●	Rainforest Action Network, Banking on Climate Chaos[31]

Summary table

Target setting	1.1	Commit to net zero emissions by 2050 for insurance and reinsurance underwriting portfolios

	1.2	Robust interim targets that reduce the absolute impact of insured emissions, pursuant to a net zero emissions target
Fossil fuel financing policies	2.1	Robust exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway
	2.2	Commit to eliminate financing for the expansion of fossil fuel production and consumption in line with the IEA Net Zero Scenario
Disclosure and measurement	3.1	Disclose and measure climate impact and insured and financed emissions through a rigorous and accepted framework

1 RAN, Banking on Climate Chaos: Fossil Fuel Finance Report, 2022, https://priceofoil.org/content/uploads/2022/03/Banking-on-Climate-Chaos-2022.pdf pp. 8-9

2 RAN, Banking on Climate Chaos: Fossil Fuel Finance Report, 2022, https://priceofoil.org/content/uploads/2022/03/Banking-on-Climate-Chaos-2022.pdf pp. 34-35

3 JPMorgan Chase & Co, SEC Filing on Form DEF 14A, 2022, https://www.sec.gov/Archives/edgar/data/0000019617/000001961722000303/a2022proxystatement.htm p. 29

4 JPMorgan Chase & Co, SEC Filing on Form DEF 14A, 2022, https://www.sec.gov/Archives/edgar/data/0000019617/000001961722000303/a2022proxystatement.htm p. 6

5 JPMorgan Chase & Co, Carbon Compass: Paris-Aligned Financing Commitment Methodology, May 2021, https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/investment-banking/carbon-compass/Carbon_Compass_Final.pdf p. 7

6 BankTrack, “Policy Assessments”, https://www.banktrack.org/bank/jpmorgan_chase#_, accessed April, 27, 2022

7 JPMorgan Chase & Co, Environmental and Social Policy Framework, https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/environmental-and-social-policy-framework.pdf pp. 4&6

8 JPMorgan Chase & Co, Environmental and Social Policy Framework, https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/environmental-and-social-policy-framework.pdf pp. 6-7

9 Partnership for Carbon Accounting Financials, “Financial institutions taking action”, https://carbonaccountingfinancials.com/financial-institutions-taking-action, accessed Apr 4, 2022

10 JPMorgan Chase & Co, Environmental Social & Governance Report, 2020, https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/jpmc-esg-report-2020.pdf p. 50

11 JPMorgan Chase & Co, Environmental Social & Governance Report, 2020, https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/jpmc-esg-report-2020.pdf p. 32

12 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf, pp. v, 5, 7-10, 95-97 and 116

13 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

14 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

15 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

16 BankTrack, Bank Net Zero Commitments, https://www.banktrack.org/campaign/bank_net_zero_commitments

17 Science Based Targets, https://sciencebasedtargets.org/

18 Science Based Targets, “Companies taking action” https://sciencebasedtargets.org/companies-taking-action

19 Science Based Targets, “Sector guidance” https://sciencebasedtargets.org/sectors

20 CDP, https://www.cdp.net/en

21 CDP, “Search Responses” https://www.cdp.net/en#a8888e63070314c2285625253a462815

22 RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/

23 BankTrack, “Bank net zero commitments,” https://www.banktrack.org/campaign/bank_net_zero_commitments

24 RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/ at 9

25 IEA, Net Zero by 2050: A roadmap for the global energy sector, May 2021https://www.iea.org/reports/net-zero-by-2050 at 154

26 RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/

27 BankTrack, “Banks and fossil fuel financing,” https://www.banktrack.org/campaign/banks_and_fossil_fuel_financing

28 PCAF, “Financial institutions taking action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action

29 PCAF, “How to join PCAF,” https://carbonaccountingfinancials.com/join-pcaf

30 PCAF, “Financial institutions taking action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action

31 RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/